Filed by Xcyte Therapies, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cyclacel Limited

Registration Statement No. on Form S-4: 333-131225

The following is a press release issued by Xcyte Therapies, Inc. on March 16, 2006.

Contact:	Robert Kirkman, MD
Acting President and CEO
Xcyte Therapies, Inc.
(206) 262-6219

XCYTE THERAPIES, INC. STOCKHOLDERS APPROVE TRANSACTION WITH CYCLACEL GROUP PLC

Seattle, WA-March 16, 2006—Xcyte Therapies, Inc. (Xcyte, the “Company”) (Nasdaq: XCYT; XCYTP) announced that at a special meeting held today the holders of its common stock approved the issuance of shares of Xcyte common stock to effect the transaction contemplated by the Stock Purchase Agreement, dated December 15, 2005, between Xcyte and Cyclacel Group plc. Under the Stock Purchase Agreement, Xcyte will purchase all of the outstanding shares of Cyclacel Ltd., a wholly-owned subsidiary of Cyclacel Group plc, for newly issued shares of Xcyte common stock. Upon closure of the transaction, Cyclacel Group plc shareholders will own approximately 80% of the shares of the combined company, which will be known as Cyclacel Pharmaceuticals, Inc.

Xcyte’s common stockholders also approved (1) the sale of Xcyte’s T cell expansion technology, known as the “Xcellerate Process,” to Invitrogen Corporation, (2) a new equity incentive plan to provide for equity awards to officers, employees and directors, (3) a reverse stock split of Xcyte’s common stock at a ratio of one share for each ten shares of common stock, which is anticipated to take place upon closure of the Stock Purchase Agreement and (4) certain other amendments to Xcyte’s certificate of incorporation. Both the stock purchase and asset sale are anticipated to close prior to March 31, 2006, subject to the satisfaction of certain customary closing conditions.

“We are very pleased that the Company’s stockholders approved both the business combination with Cyclacel and the asset sale to Invitrogen by wide margins of the votes cast,” said Robert L. Kirkman, M.D., Acting President and Chief Executive Officer of Xcyte Therapies. “We appreciate the stockholders’ confidence in the outcome of our review of strategic alternatives and in the future of Cyclacel Pharmaceuticals.”

Additional Information

In connection with the proposed transaction, Xcyte has filed a Form S-4 registration statement that contains a proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS) REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Xcyte and Cyclacel, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Xcyte Therapies, Inc., 1124 Columbia Street, Suite 130, Seattle, WA 98104 Seattle, WA, Attention: Investor Relations, Telephone: 206-262-6200.

Risk Factors

This news release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the timing or completion of the proposed transactions. Factors that may cause actual results to differ materially include the risk that Xcyte and Cyclacel may not complete the proposed transaction and the risk that Xcyte and Invitrogen may not complete the proposed asset sale. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. The transactions are subject to certain customary closing conditions. These factors and others are more fully discussed in Xcyte’s periodic reports and other filings with the SEC.

Cyclacel® is a trademark of Cyclacel Limited. Xcyte®, Xcellerate(TM) and Xcyte Therapies(TM) are trademarks of Xcyte Therapies, Inc.